UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): August 2, 2021

CONSONANCE-HFW ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39635	98-15556622
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

1 Palmer Square, Suite 350
Princeton, NJ	08540
(Address of principal executive offices)	(Zip Code)

(609) 921-2333

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-third of one redeemable warrant	CHFW.U	NYSE American LLC
Class A Ordinary Shares included as part of the units	CHFW	NYSE American LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	CHFW.W	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events

On April 15, 2021, Consonance-HFW Acquisition Corp., a Cayman Islands exempted company (“CHFW”), entered into a Business Combination Agreement (the “Business Combination Agreement”), by and among CHFW, Perseverance Merger Sub Inc., a Delaware corporation (“Merger Sub”), and Surrozen, Inc., a Delaware corporation (“Surrozen”). The Business Combination Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Surrozen, with Surrozen surviving as a wholly-owned subsidiary of CHFW (the “Business Combination”).

In connection with the Business Combination, CHFW filed a registration statement on Form S-4 (333-256146) (as amended the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”). On July 15, 2021, the Registration Statement was declared effective by the SEC. On July 15, 2021, CHFW filed a definitive proxy statement/prospectus relating to CHFW’s special meeting of stockholders in lieu of the 2021 annual meeting (the “CHFW Special Meeting”) to be held on August 10, 2021, to consider matters and transactions relating to the Business Combination (the “Definitive Proxy Statement/Prospectus”).

Since the initial filing of the Registration Statement, and as previously disclosed in the Definitive Proxy Statement/Prospectus, one purported stockholder of CHFW filed a complaint in the Superior Court of New Jersey, Chancery Division, Mercer County, entitled Rai v. Consonance-HFW Acquisition Corp., et al., MER-L-001095-21 (the “Complaint”). Following this filing, plaintiff sent a demand letter requesting that CHFW provide additional disclosures in an amendment to the Registration Statement. Another purported stockholder of CHFW sent a similar demand requesting additional disclosure in an amendment to the Registration Statement (collectively referred to herein as the “Demands”). CHFW believes that the allegations in the Complaint and Demand Letters are meritless and no additional disclosure is required in the Registration Statement. However, in order to avoid nuisance, cost and distraction, and to preclude any efforts to delay the closing of the Business Combination, CHFW hereby voluntarily amends and supplements the Definitive Proxy Statement/Prospectus with the supplemental disclosures (the “Supplemental Disclosures”) set forth below in this Current Report on Form 8-K (this “Report”). CHFW and the CHFW Board deny any liability or wrongdoing in connection with the Definitive Proxy Statement/Prospectus, and nothing in this Report should be construed as an admission of the legal necessity or materiality under applicable laws of any of the Supplemental Disclosures.

SUPPLEMENTAL DISCLOSURES TO DEFINITIVE PROXY STATEMENT/PROSPECTUS

The Supplemental Disclosures should be read in conjunction with the Definitive Proxy Statement/Prospectus, which should be read in its entirety and is available free of charge on the SEC’s website at http://www.sec.gov. Page number references below are to page numbers in the Definitive Proxy Statement/Prospectus, and capitalized terms used but not defined herein have the meanings set forth in the Definitive Proxy Statement/Prospectus. To the extent the information in the Supplemental Disclosures differs from or conflicts with the information contained in the Definitive Proxy Statement/Prospectus, the information set forth in the Supplemental Disclosures shall be deemed to supersede the respective information in the Definitive Proxy Statement/Prospectus. Underlined text shows text being added to a referenced disclosure in the Definitive Proxy Statement/Prospectus.

The disclosure on page 160 to 161 of the Definitive Proxy Statement/Prospectus is hereby supplemented by amending and restating the second paragraph as follows:

Since its IPO, CHFW identified and evaluated approximately 100 potential business combination partners, and proceeded to conduct varying levels of preliminary due diligence on each, including their product candidate pipelines and related preclinical and/or clinical trial data, their market potential and financial information, in each case based on publicly available information and other market research available to the management team and its advisors. CHFW’s initial target exploration focused on certain targets with whom CHFW’s directors and management, or Sponsor, were already familiar through their networks and investment activities, who they felt were unique and attractive, and who could satisfy some or all the key criteria for a business combination target described above, including, Surrozen. As the initial exploration progressed, the list of potential business combination partners was refined to exclude potential partners who did not meet all or most of the key criteria, or who CHFW management believed were unlikely to consider a business combination with a SPAC. The list of potential business combination partners was also expanded to include potential partners introduced to CHFW by venture capital investors, investment bankers and inbound inquiries, and through the ongoing search efforts of CHFW management. During the process, CHFW had preliminary discussions with 39 potential targets (the “Potential Targets”), including 21 Potential Targets that had entered into customary confidentiality agreements with CHFW, including Surrozen on December 18, 2020. The confidentiality agreements entered into with the Potential Targets contain customary non-disclosure and non-use provisions and a customary trust account waiver provision pursuant to which the Potential Targets waived any right, title, interest or claim in CHFW’s trust account and agreed not to seek recourse against CHFW’s trust account for any reason, and did not contain standstill provisions. CHFW did not enter into confidentiality agreements with 18 Potential Targets for a variety of reasons, including because CHFW determined after preliminary discussions that such target was unlikely to meet a sufficient number of the stated acquisition criteria, or the target company was not interested in pursuing a business combination with CHFW for differing reasons, including a desire to pursue a traditional initial public offering or timing considerations or for no stated reason. Throughout its evaluation of a potential business combination, until CHFW and Surrozen entered into the term sheet with binding mutual exclusivity provisions described below, CHFW continuously refined its list of potential business combination partners and considered viable partner opportunities.

The disclosure on pages 163 to 164 of the Definitive Proxy Statement/Prospectus is hereby supplemented by amending and restating the last paragraph as follows:

Management did not perform a discounted cash flow analysis of Surrozen given the pre-clinical status of its programs and, accordingly, neither management nor the CHFW Board received or reviewed revenue projections from Surrozen in connection with their review of the Business Combination. After extensive discussion, the CHFW Board authorized management to focus its efforts on pursuing a transaction with Surrozen, including to prepare and submit a non-binding term sheet for a pre-money valuation of between $225.0 million to $250.0 million. The valuation range implied step-up valuation multiple of between 1.15x and 1.28x, to the approximately $195 million fully-diluted post-money valuation of Surrozen in its Series C preferred stock financing, its most recent round of financing, which was below the implied step-up in valuation from the most recent private financing to the pre-money IPO valuation achieved by the Comparable Companies described above, and was informed by the status of Surrozen’s ongoing third-party financing discussions, and considerations regarding the post-money equity value of Surrozen and the range of valuation multiples CHFW management believed would be attractive to Surrozen based on a business combination of this sort. After the representatives of J.P. Morgan left the meeting, the CHFW Board and management also discussed the possibility of engaging BofA Securities, Inc. (“BofAS”) to act as joint placement agent, to support the efforts of J.P. Morgan, including to leverage its existing relationships in the industry and given its familiarity with Surrozen and its investors. The CHFW Board and management discussed the roles and proposed terms of J.P. Morgan and BofAS as placement agents for the PIPE Financing and, in the case of J.P. Morgan, as an M&A advisor for the business combination.

The disclosure pages 166 of the Definitive Proxy Statement/Prospectus is hereby supplemented by amending and restating the fourth paragraph as follows:

Also on March 15, 2021, the CHFW Board held a meeting at which representatives of management, J.P. Morgan and Goodwin Procter were present (with J.P. Morgan present only for a portion). At this meeting, management provided the CHFW Board with an update on continued due diligence, the PIPE Financing efforts and discussions with Surrozen. Also at this meeting, Goodwin Procter gave a detailed overview of directors’ fiduciary duties in the context of a business combination of this sort. The CHFW Board also formally approved and ratified the engagement of J.P. Morgan and BofAS as placement agents for the PIPE Financing and, in the case of J.P. Morgan, as an M&A advisor for the business combination. Representatives of J.P. Morgan then joined the meeting and reported to the CHFW Board regarding the status of the PIPE Financing. As disclosed in the registration statement CHFW filed in connection with its IPO, which was consummated on November 23, 2020, contingent upon the consummation of the Business Combination, J.P. Morgan, as the underwriter of CHFW’s IPO, will be entitled to deferred underwriting compensation equal to 3.5% of the gross offering proceeds of CHFW’s IPO, or $3,220,000. J.P. Morgan will also be entitled to customary fees in its capacity as M&A advisor to CHFW in connection with the Business Combination, with payment due at, and conditioned upon, the closing of the Business Combination. Additionally, J.P. Morgan will be entitled to customary fees in its capacity as placement agent for the PIPE Financing, with payment due at, and conditioned upon, the closing of the Business Combination. BofAS will also be entitled to customary fees in its capacity as placement agent for the PIPE Financing, with payment due at, and conditioned upon, the closing of the Business Combination.

The disclosure on page 164 of the Definitive Proxy Statement/Prospectus is hereby supplemented by amending and restating the second paragraph as follows:

Later on February 18, 2021, CHFW delivered a non-binding term sheet to Surrozen, which proposed an implied Surrozen equity value of $230.0 million, which represented an implied step-up valuation multiple of approximately 1.18x and which would not be subject to adjustments based on Surrozen’s cash, debt or working capital, a PIPE Financing, the size of which would be further discussed and mutually agreed to by the parties, the ability of CHFW to appoint one director to the New Surrozen board of directors, a minimum cash closing condition, the amount of which would be mutually agreed between the parties, that the parties would discuss a post-closing equity incentive plan, and a 30-day binding exclusivity provision providing that Surrozen would not engage in discussions with other third parties regarding a potential business combination. On February 21, 2021, following discussions between the Surrozen CEO and CFO and CHFW’s CEO and VP of Business Development, Surrozen delivered a revised non-binding term sheet to CHFW, which proposed an implied Surrozen equity value of $250.0 million, a $100.0 million PIPE Financing (including $25.0 million committed by CHFW), a nine person New Surrozen board of directors, with the ability of CHFW to appoint one director, subject to such individual being acceptable to the Surrozen CEO, a minimum cash closing condition of $150.0 million (net of CHFW transaction expenses), that the New Surrozen equity incentive plan would have an award pool equal to 10% of New Surrozen’s outstanding stock immediately after the closing, with an additional automatic 5% annual “evergreen” provision, the obligation of Surrozen stockholders representing a mutually agreeable percentage of Surrozen’s voting power to execute voting and support agreements, a lockup for Sponsor, its affiliates, and Surrozen stockholders that would expire on the earlier to occur of (1) the twelve-month anniversary of the closing of the business combination and (2) a change of control of the post-closing combined company, customary registration rights of Sponsor and certain Surrozen stockholders who are affiliates of Surrozen, and a 21-day binding and mutual exclusivity provision.

The disclosure on page 164 of the Definitive Proxy Statement/Prospectus is hereby supplemented by amending and restating the fourth paragraph as follows:

On February 23, 2021, CHFW delivered a further revised non-binding term sheet to Surrozen, which proposed an implied Surrozen equity value of $250.0 million, which would not be subject to adjustments based on Surrozen’s cash, debt or working capital, a $100.0 million PIPE Financing (including $25.0 million committed by CHFW and Surrozen’s obligation to obtain $25.0 million in commitments from current Surrozen investors), the nine person New Surrozen board of directors, with the ability of CHFW to appoint one director, subject to such individual being acceptable to the Surrozen CEO, proposing a minimum cash closing condition of $100.0 million (net of certain CHFW transaction expenses), agreeing that the New Surrozen equity incentive plan would have an award pool equal to 10% of New Surrozen’s outstanding stock immediately after the closing, with an additional automatic 5% annual “evergreen” provision, the obligation of Surrozen stockholders representing a mutually agreeable percentage of Surrozen’s voting power to execute voting and support agreements, a lockup for Sponsor, its affiliates, and Surrozen stockholders that would expire on the earlier to occur of (1) the 180-day anniversary of the closing of the business combination and (2) a change of control of the post-closing combined company, customary registration rights of Sponsor and certain Surrozen stockholders who are affiliates of Surrozen and proposing a 30-day binding and mutual exclusivity provision. On February 24, 2021, the CEO and CFO of Surrozen and the CEO and VP of Business Development of CHFW engaged in a conference call to further discuss the term sheet.

The disclosure on page 165 of the Definitive Proxy Statement/Prospectus is hereby supplemented by amending and restating the second paragraph as follows:

Between February 25, 2021 and March 1, 2021, CHFW continued its due diligence of Surrozen, and CHFW and Surrozen finalized the term sheet, which was executed on March 1, 2021. The executed term sheet provided for an implied Surrozen equity value of $250.0 million, which would not be subject to adjustments based on Surrozen’s cash, debt or working capital, a $100.0 million PIPE Financing (including $25.0 million committed by Sponsor and Surrozen’s obligation to obtain $5 million from the Column Group and to use commercially reasonable efforts to obtain $20 million in commitments from other current Surrozen investors), a nine person New Surrozen board of directors, with the ability of CHFW to appoint one director, subject to such individual being acceptable to the Surrozen CEO, a minimum cash closing condition of $100.0 million (net of CHFW transaction expenses), that the New Surrozen equity incentive plan would have an award pool equal to 10% of New Surrozen’s outstanding stock immediately after the closing, with an additional automatic 5% annual “evergreen” provision, the obligation of Surrozen stockholders representing a mutually agreeable percentage of Surrozen’s voting power to execute voting and support agreements, a lockup for Sponsor, its affiliates, and Surrozen stockholders that would expire on the earlier to occur of (1) the 180-day anniversary of the closing of the business combination and (2) a change of control of the post-closing combined company, customary registration rights of Sponsor and certain Surrozen stockholders who are affiliates of Surrozen and a 30-day binding and mutual exclusivity provision.

The disclosure on page 165 of the Definitive Proxy Statement/Prospectus is hereby supplemented by amending and restating the fourth paragraph as follows:

Between February 25, 2021 and March 1, 2021, CHFW continued its due diligence of Surrozen, and CHFW and Surrozen finalized the term sheet, which was executed on March 1, 2021. The executed term sheet provided for an implied Surrozen equity value of $250.0 million, a $100.0 million PIPE Financing (including $25.0 million committed by Sponsor and Surrozen’s obligation to obtain $5 million from the Column Group and to use commercially reasonable efforts to obtain $20 million in commitments from other current Surrozen investors), a nine person New Surrozen board of directors, with the ability of CHFW to appoint one director, subject to such individual being acceptable to the Surrozen CEO, a minimum cash closing condition of $100.0 million (net of CHFW transaction expenses), that the New Surrozen equity incentive plan would have an award pool equal to 10% of New Surrozen’s outstanding stock immediately after the closing, with an additional automatic 5% annual “evergreen” provision and a 30-day binding and mutual exclusivity provision. None of CHFW’s current directors or officers are contemplated to become employees of New Surrozen and no discussions between CHFW and Surrozen or their respective representatives have occurred in connection therewith.

Additional Information

In connection with the Business Combination, CHFW filed a registration statement on Form S-4 (333-256146) (as amended the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”). On July 15, 2021, the Registration Statement was declared effective by the SEC. On July 15, 2021, CHFW filed a definitive proxy statement relating to CHFW’s special meeting of stockholders in lieu of the 2021 annual meeting to be held on August 10, 2021, to consider matters and transactions relating to the Business Combination and final prospectus with respect to the securities of CHFW to be issued in connection with the Business Combination to Surrozen stockholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that CHFW sends its shareholders in connection with the Business Combination. The definitive proxy statement/final prospectus contains important information about CHFW, Surrozen and their respective business and related risks, the combined company, including pro forma financial information and the proposed Business Combination and related matters. Investors and security holders of CHFW are advised to read the proxy statement/prospectus in connection with CHFW’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus contains important information about the Business Combination and the parties to the Business Combination. Investors and security holders of Surrozen are advised to read the proxy statement/prospectus in connection with the written consent of Surrozen stockholders. The definitive proxy statement/final prospectus was mailed to shareholders of CHFW as of the record date established for voting on the Business Combination. Shareholders are also able to obtain copies of the proxy statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Consonance-HFW Acquisition Corp., 1 Palmer Square, Suite 305, Princeton, NJ.

Participants in the Solicitation

CHFW, Surrozen and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of CHFW’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of CHFW’s directors and officers in CHFW’s filings with the SEC, including the Registration Statement to be filed with the SEC by CHFW, which will include the proxy statement of CHFW for the Business Combination, and such information and names of Surrozen’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by CHFW, which will include the proxy statement of CHFW for the Business Combination.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between CHFW and Surrozen, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of CHFW’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CHFW and Surrozen. These statements are subject to a number of risks and uncertainties regarding CHFW’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against the parties; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the shareholders of CHFW or the stockholders of Surrozen for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of CHFW and Surrozen; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by CHFW’s shareholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; costs related to the Business Combination; risks related to the matters set forth in the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies, issued by the Division of Corporate Finance of the SEC on April 12, 2021; and those factors discussed in the registration statement on Form S-4 (333-256146), declared effective by the SEC on July 15, 2021, and CHFW’s other filings with the SEC. There may be additional risks that CHFW presently does not know or that CHFW currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide CHFW’s expectations, plans or forecasts of future events and views as of the date of this communication. CHFW anticipates that subsequent events and developments will cause CHFW’s assessments to change. However, while CHFW may elect to update these forward-looking statements at some point in the future, CHFW specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing CHFW’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 2, 2021	CONSONANCE-HFW ACQUISITION CORP.

	By:	/s/ Gad Soffer

	Name:	Gad Soffer
	Title:	Chief Executive Officer